United States
Securities And Exchange Commission

Washington D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____ )


Universal Automotive Industries Inc.
(Name of Issuer)

Common Stock $0.01 Par Value
(Title and Class of Securities)

913378105
(Cusip Number)

Ann S. Gorman Revocable Trust
2225 Croydon Walk
St. Louis Mo. 63131
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 25, 2002
(Date of Event which requires Filing of this Statement)


If the filing person has previously filed on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-l(e),240.13d-l(f) or 240.13d-l(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See 240.13d-7 for other parties to whom copies are being sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject of the class of securities and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18of the Securities Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond Unless the form displays a currently valid OMB control number.